SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33889

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 29, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on June 23, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Eaton Vance California Municipal Bond Fund II [File No. 811-21217]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance California Municipal Bond Fund and, on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $57,661 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 6, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Massachusetts Municipal Bond Fund [File No. 811-21225]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $31,640 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 6, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Michigan Municipal Bond Fund [File No. 811-21224]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $25,986 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on February 28, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Michigan Municipal Income Trust [File No. 811-09153]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust and, on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $38,001 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 6, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Municipal Bond Fund II [File No. 811-21219]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on March 22, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $138,760 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on March 13, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance New Jersey Municipal Bond Fund [File No. 811-21229]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $47,903 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on March 13, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance New Jersey Municipal Income Trust [File No. 811-09155]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust and, on February 22, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $75,157 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 13, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Ohio Municipal Bond Fund [File No. 811-21226]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $50,663 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on March 11, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Ohio Municipal Income Trust [File No. 811-09149]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance

Municipal Income Trust and, on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $53,456 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on February 28, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Pennsylvania Municipal Bond Fund [File No. 811-21227]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund and, on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $53,978 incurred in connection with the reorganization were paid by the applicant and applicant's investment adviser.

Filing Date: The application was filed on March 13, 2020.

Applicant's Address: jdamon@eatonvance.com.

Eaton Vance Pennsylvania Municipal Income Trust [File No. 811-09151]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust and, on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $48,323 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on February 28, 2020.

Applicant's Address: jdamon@eatonvance.com.

Engex, Incorporated [File No. 811-01639]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 29, 2019, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $90,116 incurred in connection with the liquidation were paid by applicant. Applicant also has retained $18,531in a Federated US Treasury Reserve Fund for the purpose of paying outstanding debts.

Filing Dates: The application was filed on August 31, 2018, and amended on November 22, 2019 and May 26, 2020.

Applicant's Address: msiciliano@dhblair.com.

Nuveen Connecticut Quality Municipal Income Fund [File No. 811-07606]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen AMT-Free Municipal Credit Income Fund and, on November 15, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $601,677 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 12, 2020.

Applicant's Address: dglatz@stradley.com.

Nuveen Emerging Markets Debt 2025 Term Fund [File No. 811-23335]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on March 10, 2020.

Applicant's Address: dglatz@stradley.com.

Nuveen North Carolina Quality Municipal Income Fund [File No. 811-07608]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen AMT-Free Quality Municipal Income Fund and, on November 15, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $611,734 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 12, 2020.

Applicant's Address: dglatz@stradley.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary